FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 14, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecom Argentina STET-France Telecom S.A. and Its Subsidiary, Telecom Personal S.A., Announce Commencement of Cash Tender Offer For a Portion of Their Financial Debt Obligations and Partial Interest Payment” dated April 14, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: April 14, 2003	By:	/s/ Christian Chauvin
Name: Christian Chauvin Title: Vice-President

ITEM 1

FOR IMMEDIATE RELEASE
Market Cap: Pesos 2.3 billion (April 14, 2003)
Contacts:
Pedro Insussarry
Pablo Caride
Telecom Argentina
(54-11) 4968-3627 / 3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. AND ITS SUBSIDIARY,
TELECOM PERSONAL S. A., ANNOUNCE COMMENCEMENT OF CASH TENDER
OFFERS FOR A PORTION OF THEIR FINANCIAL DEBT OBLIGATIONS
AND PARTIAL INTEREST PAYMENT

Buenos Aires, April 14, 2003 – Telecom Argentina STET-France Telecom S.A. (BCBA: TECO2, NYSE: TEO) (“Telecom Argentina”) and its subsidiary Telecom Personal S.A. (“Telecom Personal” and together with Telecom Argentina, the “Companies”), announced today the commencement of cash tender offers for a portion of their financial debt instruments. The tender offers will be open to the holders of the notes and credit facility debt of Telecom Argentina and the credit facility debt of Telecom Personal.

The tender offers will commence on Wednesday, April 16, 2003 and will expire on Friday, May 16, 2003 at 5:00 PM Buenos Aires time, 4:00 PM New York City time and 5:00 PM Italian time. Telecom Argentina and Telecom Personal will conduct the tender offers pursuant to a modified Dutch auction with a price range of 43.5% to 50% of the outstanding principal amount of Telecom Argentina’s and Telecom Personal’s financial debt instruments, without giving effect to any accrued but unpaid interest. Offers may be submitted in price increments of 0.25%.

The purchase price will be the single lowest price specified by the tendering holders within the price range described above that will enable each of Telecom Argentina and Telecom Personal to purchase the tendered debt instruments for a maximum aggregate consideration equal to the equivalent of US$260 million and US$45 million, respectively. In the event that tenders with an aggregate purchase price greater than the maximum consideration are received, tenders will be prorated as described in the tender offer materials. Accordingly, less than all of the tendered debt instruments may be accepted for payment. The purchase price will be paid in the respective currency of such debt instruments. All holders whose offers are accepted for purchase will receive the same purchase price (expressed as a percentage of principal amount of the tendered debt instruments), upon the terms and subject to the conditions described in the tender offer materials.

The closing of the tender offers will be subject to a number of conditions as described in the tender offer materials. The tender offer materials also provide certain information relating to the status of the Companies’ financial debt restructuring process.

Publicom, the directory services subsidiary of Telecom Argentina, also expects to conduct a similar offer for its financial indebtedness.

The Companies have also announced they will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002. The Companies will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments will be paid on all financial debt obligations, independent of noteholders’ or creditors’ participation in the tender offers. The record date for the partial interest payments will be April 30, 2003 and the payment date will be the expiration date of the tender offers.

The tender offers and the partial interest payments are the first steps of the Companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones S.A. are acting as dealer managers for the tender offers. MBA Banco de Inversiones S.A. will act as dealer manager in Argentina only.

This announcement and the cash tender offers which are the subject hereof will not be made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers under applicable securities laws. This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of the Companies or any of their affiliates since the date hereof. No indications of interest in the offers are sought by this press release.

For information relating to the tender offers and copies of the tender offer materials contact:

Information Agent in the U.S. and Argentina

Georgeson Shareholder Communications Inc.
Banks and Brokers: (1-212) 440-9800
U.S. Toll Free: (1-866) 216-0459
For Argentine Holders: please dial 0800-555-4288, 0800-222-1288 or 0800-288-5288 followed by the U.S. Toll Free (866) 216-0459

Information Agent in Europe:

GSC Proxitalia S.p.A A.
(39) 06 4217-1777
Toll Free in Italy: (800) 18 99 23

You may also contact:

Telecom Argentina and Telecom Personal
Pedro Insussarry
Moira Colombo
(54-11) 4968-3743/3627/3628

Morgan Stanley & Co. Incorporated
Heather Hammond
(1-800) 624 1808 (domestic U.S.)
(1-212) 761-1893 (international callers call collect)

MBA Banco de Inversiones
Diego Steverlynck
(54-11) 4319-5897

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On December 31, 2002, Telecom had 984,380,978 shares outstanding.

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Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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Carlos Felices
Chief Executive Officer